Surf Air Mobility Inc.

12111 S. Crenshaw Blvd.

Hawthorne, California 90250

VIA EDGAR

September 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Irene Barberena-Meissner and Mr. Mitchell Austin

Re:	Surf Air Mobility Inc.

Amendment No.1 to Registration Statement on Form S-1 Filed September 27, 2023

File No. 333-274573

Request for Acceleration

Dear Ms. Barberena-Meissner and Mr. Austin,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Surf Air Mobility Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on September 28, 2023, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Jeeho Lee of O’Melveny & Myers LLP, counsel to the Registrant, of such effectiveness by telephone at (212) 326-2266.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Lee at the telephone number above.

Sincerely,

Surf Air Mobility Inc.

By:	/s/ Stan Little
Name:	Stan Little
Title:	Chief Executive Officer

cc:

C. Brophy Christensen, Partner, O’Melveny & Myers LLP Jeeho Lee, Partner, O’Melveny & Myers LLP Yoon-jee Kim, Counsel, O’Melveny & Myers LLP